SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 6)*

Entropic Communications, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29384R105

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29384R105	13G	Page 2 of 5

Item 1	(a).	Name of Issuer:

Entropic Communications, Inc. (the “Issuer”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

6290 Sequence Drive San Diego, CA 92121

Item 2	(a).	Name of Persons Filing:

This statement is filed by: (1) CMEA Ventures Information Technology II, L.P. (“CMEA IV”); (2) CMEA Ventures Information Technology II, Civil Law Partnership (“CMEA IV Parallel”); (3) CMEA Ventures IT Management II, L.P., which is the sole general partner and managing partner of CMEA IV and CMEA IV Parallel, respectively (“CMEA IV Management”); (4) Thomas R. Baruch (“Baruch”), a member of the Issuer’s board of directors; and (5) James F. Watson (“Watson”). Each of Baruch and Watson are general partners of CMEA IV Management. The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively referred to as the “Reporting Persons.”

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The principal address for CMEA IV, CMEA IV Parallel, CMEA IV Management, Baruch and Watson is One Embarcadero Center, Suite 3250, San Francisco, CA 94111-3600.

Item 2	(c).	Citizenship:

CMEA IV and CMEA IV Management are limited partnerships organized under the laws of the state of Delaware, United States. CMEA IV Parallel is a civil law partnership organized under the laws of the country of Germany. Each of Baruch and Watson is a citizen of the United States.

Item 2	(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Common Stock”).

Item 2	(e).	CUSIP Number:

29384R105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

Not applicable.

CUSIP No. 29384R105	13G	Page 3 of 5

Item 4.	Ownership.

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Each Reporting Person has ceased to beneficially own five percent or more of the Issuer’s outstanding Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. The Reporting Persons expressly disclaim membership in a group as used in Rule 13d-5(b).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 29384R105	13G	Page 4 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 15, 2012

CMEA VENTURES INFORMATION TECHNOLOGY II, L.P.

By: CMEA Ventures IT Management II, L.P., its General Partner

By:	/s/ Thomas R. Baruch
Name: Thomas R. Baruch
Title: General Partner

CMEA VENTURES INFORMATION TECHNOLOGY II, CIVIL LAW PARTNERSHIP

By: CMEA Ventures IT Management II, L.P., its Managing Partner

By:	/s/ Thomas R. Baruch
Name: Thomas R. Baruch
Title: General Partner

CMEA VENTURES IT MANAGEMENT II, L.P.

By:	/s/ Thomas R. Baruch
Name: Thomas R. Baruch
Title: General Partner

/s/ Thomas R. Baruch
Thomas R. Baruch

/s/ James F. Watson
James F. Watson

CUSIP No. 29384R105	13G	Page 5 of 5

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Entropic Communications, Inc.

EXECUTED as a sealed instrument this 15th day of February, 2012.

CMEA VENTURES INFORMATION TECHNOLOGY II, L.P.

By: CMEA Ventures IT Management II, L.P., its General Partner

By:	/s/ Thomas R. Baruch
Name: Thomas R. Baruch
Title: General Partner

CMEA VENTURES INFORMATION TECHNOLOGY II, CIVIL LAW PARTNERSHIP

By: CMEA Ventures IT Management II, L.P., its Managing Partner

By:	/s/ Thomas R. Baruch
Name: Thomas R. Baruch
Title: General Partner

CMEA VENTURES IT MANAGEMENT II, L.P.

By:	/s/ Thomas R. Baruch
Name: Thomas R. Baruch
Title: General Partner

/s/ Thomas R. Baruch
Thomas R. Baruch

/s/ James F. Watson
James F. Watson